

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

April 21, 2009

<u>Via U.S. Mail</u>

Perry A. Glassgow
Vice President, Acting Chief Financial Officer,
Treasurer and Assistant Secretary
Harley-Davidson Customer Funding Corp.
3850 Arrowhead Drive
Carson City, NV 89706

> **Re: Harley-Davidson Customer Funding Corp.
> Amendment No. 1 to Registration Statement on Form S-3
> Filed April 10, 2009
> File No. 333-157910**

Dear Mr. Glassgow:

We have reviewed your responses to the comments in our letter dated February 20, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note your response to prior comment 5; however, please revise your base prospectus to remove statements such as "unless otherwise provided in your prospectus supplement" and "additional information concerning [derivative arrangements] will be provided to you in your prospectus supplement" or provide disclosure regarding any assets, credit enhancements or other structural features reasonably contemplated to be included in a takedown. For example, your Use of Proceeds in the base, as currently written, would permit the use of funds for any purpose so long as it is set forth in the prospectus. If you omit the boilerplate language "unless otherwise provided in your prospectus supplement" and change your alternatives from being linked by "and" to "and/or," you would have a Use of Proceeds section which lists the alternatives in the base, assuming those are the only two alternatives you intend.

2. We also note your statements on pages 26 and 55 of the base prospectus relating to contracts from Canadian obligors that may include notes, certificates, participations or other interests issued to an issuing entity by a Canadian special purpose entity. Please include bracketed language in the prospectus supplement to indicate that you will disclose information relating to these Canadian contracts. Also, please revise the base to clarify that you will provide data concerning loan delinquencies, etc., regarding the underlying securities, the underwriting criteria and other information required by Regulation AB exactly as if the loans underlying the Canadian pool were loans directly backing your pool.

3. Also, please revise the third sentence of the first full paragraph on page 26 to remove the phrase "or any other similar arrangement." To the extent, an arrangement is "similar," the phrase is redundant; to the extent it is not, it should be set forth in the base prospectus.

Terms of the Notes, page S-2

4. Please revise here or elsewhere in the Summary to clarify which classes of securities are being offered publicly by this registration statement. The diagram on page (iii) suggests that it is only the Class A Notes; however, the table on page S-79 seems to suggest that all the series through Class D are being offered publicly. Please revise for consistency.

Composition of the Statistical Pool of Contracts, page S-9

5. We not your response to previous comment 9. We understand that you believe promotional loans are a part of your ordinary business plan; however, we believe that any loans which deviate from the disclosed underwriting guidelines are exception loans for the purposes of this securitization platform. It appears that you have acknowledged this understanding, but if you disagree please let us know.

Credit Enhancement, page S-20

6. We note that third party payments are no longer listed as a type of potential credit enhancement in the base prospectus. Please delete third party payments as a type of potential credit enhancement in the first bracketed paragraph on page S-21.

Tax Status, page S-22

7. We note your response to prior comment 22; however, please revise the first sentence in the second paragraph on page S-22 to remove the impermissible disclaimer that the tax discussion is "for general information only."

A Withdrawal or Downgrade of the Initial Ratings . . . ., page S-26

8. We note your disclosure in the third to last paragraph on page S-27 regarding the risk of loss with respect to a TALF loan. Please add additional disclosure regarding the risk associated with the fact that the FRBNY will enforce its rights in the collateral and sell the collateral to a special purpose vehicle established to manage such assets in the event that the borrower does not repay the loan.

TALF Considerations, page S-58

9. Please revise the first sentence of the third paragraph on page S-58 to clarify, if true, that on the closing date the offered notes and the receivables will satisfy the TALF eligibility criteria in order to be considered "eligible collateral."

10. Please revise your disclosure in the third to last bullet point on page S-58 to state, if true, that each class of offered notes will not have received a credit rating below the highest investment-grade rating category from a major nationally recognized statistical rating organization. Also, please revise your disclosure on page S-59 regarding required documentation to include disclosure regarding the final credit rating letters.

Base Prospectus

Underwriting, page 21

11. We note your response to prior comment 28; however, please confirm that there are no quantifiable minimum evaluation criteria, such as FICO scores or net income, or revise your disclosure to provide such information.

12. We note your response to prior comment 29; however, please revise the second sentence in the second paragraph under this heading to provide examples of the key application data elements and internally determined thresholds, if practicable.

13. We note the third paragraph on page 22. Please revise to provide an example of the expenses associated with loaning the cost of the additional parts, sales tax and title fees, first year premiums for required physical damage insurance on the motorcycle, premiums or fees for optional products such as credit life and accident and health insurance, gap insurance coverage, debt cancellation and extended service contracts. Since these appear to be items in excess of the security provided by the motorcycle, please quantify the amount of the excess as a percentage. Also, this amount, expressed in dollars, should be disclosed in the summary for each transaction.

14. Please revise, if true, to clarify that you do not request information on total debt to

income.

15. Please confirm that you will add additional risk factor disclosure in the event that actual low or no down payment percentages appear material. Such disclosure should be distinct from the disclosure in the risk factor entitled "Potential losses on the notes are likely to be higher for contracts originated under certain incentive financing programs." Confirm that your added risk factor disclosure will discuss the risk to the asset pool as a whole, and to investors generally, rather than the risk associated with losses on individual contracts.

Where You Can Find More Information, page 73

16. The reference to proxy statements and quarterly reports in the first paragraph of this section suggests that it is boilerplate copied from an operating company registered pursuant to Section 12. Please revise or advise.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: M. David Galainena
Michael T. Mullins
Fax: (312) 558-5700